

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 23, 2018

Kevin Kremke
Executive Vice President and Chief Financial Officer
Delek Logistics Partners, LP
7102 Commerce Way
Brentwood, TN 37027

> **Re:** **Delek Logistics Partners, LP**
> **Registration Statement on Form S-4**
> **Filed April 13, 2018**
> **File No. 333-224294**

Dear Mr. Kremke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc:     Andrew J. Ericksen
        Baker Botts L.L.P.